UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-08911
Turner Broadcasting System, Inc.
(Exact name of registrant as specified in its charter)
One CNN Center
Atlanta, Georgia 30303
(404) 827-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8.38% Senior Notes due 2013
Guarantee of 6.88% Notes due 2012 of Time Warner Inc.
Guarantee of 7.63% Debentures due 2031 of Time Warner Inc.
Guarantee of 7.70% Debentures due 2032 of Time Warner Inc.
Guarantee of 6.88% Debentures due 2018 of Historic TW Inc.
Guarantee of 6.63% Debentures due 2029 of Historic TW Inc.
Guarantee of 9.13% Debentures due 2013 of Historic TW Inc.
Guarantee of 8.05% Debentures due 2016 of Historic TW Inc.
Guarantee of 7.25% Debentures due 2017 of Historic TW Inc.
Guarantee of 9.15% Debentures due 2023 of Historic TW Inc.
Guarantee of 7.57% Debentures due 2024 of Historic TW Inc.
Guarantee of 6.85% Debentures due 2026 of Historic TW Inc.
Guarantee of 6.95% Debentures due 2028 of Historic TW Inc.
Guarantee of 8.30% Discount Debentures due 2036 of Historic TW Inc.
(Title of each class of securities covered by this Form)
Guarantee of 4.875% Notes due 2020 of Time Warner Inc.
Guarantee of 6.20% Debentures due 2040 of Time Warner Inc.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: Less than 300

     Pursuant to the requirements of the Securities Exchange Act of 1934, Turner Broadcasting System, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 3, 2010	Turner Broadcasting System, Inc.
	By:	/s/ Brenda C. Karickhoff
		Name:	Brenda C. Karickhoff
		Title:	Senior Vice President